Exhibit 99.1

IMRIS establishes SYMBIS™ Surgical System Advisory Board

Three internationally prominent surgeons to consult on neurosurgical robot commercialization

WINNIPEG, May 1, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the establishment of the SYMBIS™ Surgical System Advisory Board, comprised of three internationally recognized surgeons in the fields of neurosurgery and robotics. The advisory board will provide guidance in the development, clinical study, training and commercialization of SYMBIS - a minimally invasive, MRI-compatible neurosurgical robot.

"The development of a neurosurgical robot is a complex endeavour, requiring close collaboration with surgeons and institutions having extensive experience in robotic surgery," IMRIS CEO David Graves said. "We are honored to have the support of these three surgeons to collectively help guide us on the path towards commercialization of the SYMBIS surgeon-directed robotic system."

The SYMBIS Advisory Board members are:

•	Garnette Sutherland, MD, FRCS(C) of Foothills Medical Center at the University of Calgary, Calgary, Alberta. A professor in the Department of Clinical Neurosciences at the University of Calgary, he served as the Chief of Neurosurgery until 2003. He also holds a Visiting Scientist position at the National Research Council of Canada Institute. From 1997 to 2006, he was the Founding Director of the Seaman Family MR Research Centre in Calgary. Dr. Sutherland's research focuses on application of MR technology in the study of neurological diseases. His work in translating research into concrete clinical applications has brought multiple awards, including the Order of Canada. The group he leads has pioneered the development of high-field iMRI and surgical robotic technology forming the foundation of SYMBIS. He has successfully completed more than 45 human cases of varying pathology with this technology.
•	David Roberts, MD, FAANS, of the Geisel School of Medicine at Dartmouth, Hanover and Lebanon, NH. He is Professor of Surgery (Neurosurgery), Chief of the Section of Neurosurgery, and Director of the Dartmouth neurosurgery residency training program. Dr. Roberts has a research interest in computer-assisted surgery and was an early innovator in frameless stereotaxy and the surgical treatment for epilepsy. He has served as president of the American Society for Stereotactic and Functional Neurosurgery and the Society of University Neurosurgeons, and is a Director of the American Board of Neurological Surgery. He has also served on the editorial boards of the Journal of Neurosurgery, Neurosurgery, World Neurosurgery, Neurosurgery Review, and Computer-aided Surgery. He is the editor of Stereotactic and Functional Neurosurgery.
•	Melvin Field, MD, of Orlando Neurosurgery, Winter Park, FL. Dr. Field is the physician champion of the Minimally Invasive Brain Surgery Program at Florida Hospital Orlando and the Neurosurgical Director of the Florida Hospital Neuroscience Institute. He has served as an instructor at several national forums teaching advanced techniques in minimally invasive brain surgery. He is an associate professor of neurosurgery at the University of Central Florida College of Medicine and he has served as president of the Caribbean Association of Neurological Surgeons. His current areas of clinical interest include endoscopic, minimally invasive and complex cranial neurosurgery for brain and skull-based tumors, stereotactic cranial and spinal neurosurgery, and the surgical management of neurovascular compression syndromes. He believes the best outcomes when dealing with complex problems of the brain occur when specialists from multiple disciplines come together with their tools and experiences to form an approach using the best technologies and skills from each to treat a single problem.

"The combination of the high-field intraoperative MR imaging provided by the VISIUS® Surgical Theatre and the SYMBIS Surgical System will enable the development of neurosurgical procedures that haven't been possible in the past," Graves said. "iMRI and minimally invasive surgical technologies are expected to improve the safety and outcomes of brain tumor surgeries and other procedures that require extreme precision and accuracy."

Dr. Field said research and development is on the cusp of resolving limitations of current technology. "Minimally invasive techniques in cranial surgery have been limited by the availability of tools that can work through a small access point and the limited ability to see the surgical focus," Field said.

Dr. Roberts added, "SYMBIS is a natural progression of neurosurgical technology. We look forward to discovering how this product and the procedures it enables may advance how we treat our patients."

The SYMBIS Surgical System is currently under development and not available for sale in any market.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Brad Woods
Director Investor Relations & Corporate Communications
Tel: 204-480-7094
Email: bwoods@imris.com

CO: IMRIS Inc.

CNW 13:34e 01-MAY-13